SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002,

OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from to

Commission file number 1-9396

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Fidelity National Financial Group 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Financial, Inc., 17911 Von Karman Avenue, Suite 300, Irvine, CA 92614.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors’ Report

The Advisory Committee
Fidelity National Financial Group
      401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 13, 2003

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value:
Common/collective trust funds	$131,297,592	110,183,011
Mutual funds	245,586,721	304,681,315
Employer common stock	81,503,721	39,278,427
Participant loans	19,064,743	19,354,234

Total investments	477,452,777	473,496,987

Receivables:
Participant contributions	199,451	1,340,679
Employer contributions	77,841	518,295
Due from broker for securities sold	107,087	457,302
Accrued interest	12,179	128,994

Total receivables	396,558	2,445,270

Total assets	477,849,335	475,942,257

Liabilities
Refund of excess contributions payable	37,617	—
Due to broker for securities purchased	654,459	643,592

Total liabilities	692,076	643,592

Net assets available for benefits	$477,157,259	475,298,665

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001

Additions:
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(32,027,538)	(39,238,906)
Interest and dividends	5,113,310	4,765,276

Net investment loss	(26,914,228)	(34,473,630)

Contributions:
Participant	49,706,415	43,871,142
Employer – cash contributions	15,738,760	24,571,308
Employer – noncash contributions	446,231	—

Total contributions	65,891,406	68,442,450

Transfer in of net assets from merged plans	12,811,519	404,820,581

Total additions	51,788,697	438,789,401

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	49,638,635	54,244,588
Administrative expenses	291,468	109,253

Total deductions	49,930,103	54,353,841

Net increase	1,858,594	384,435,560
Net assets available for benefits:
Beginning of year	475,298,665	90,863,105

End of year	$477,157,259	475,298,665

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of Plan

The following description of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (the Company) and its Affiliated and Related Companies who have attained age 18 and have completed 90 days of service and elect to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Union members, temporary employees who have not completed at least 1,000 hours of service, and leased employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Plan Amendment

Effective January 1, 2002, the board of directors of the Company resolved to amend the Plan to incorporate certain provisions establishing the Plan as a multiple-employer plan. The name of the Plan was changed from “Fidelity National Financial, Inc. 401(k) Profit Sharing Plan” to “Fidelity National Financial Group 401(k) Profit Sharing Plan.” In addition, the board of directors of Fidelity National Financial, Inc. resolved to allow the merger of the American National Financial, Inc. 401(k) Profit Sharing Plan (ANFI 401(k)) and the Fidelity National Information Solutions, Inc. 401(k) Plan (FNIS 401(k)) into this Plan in 2002. ANFI, FNIS and the Plan are affiliated plans under the common control of the Company. Further, during 2002, the Plan was amended to provide participants with the option to receive dividend income on common stock as a cash distribution or to reinvest dividend income on common stock in participant accounts.

(c)	Plan Mergers

The board of directors of the Company approved numerous defined contribution employee benefit plans to be merged into the Fidelity National Financial Group 401(k) Profit Sharing Plan throughout 2002. The accompanying statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $12,811,519. The following presents the effective dates and plan name of each of the merged plans:

Effective January 1, 2002, the following plans were merged into the Plan: American National Financial, Inc. 401(k) Profit Sharing Plan; Fidelity National Information Solutions, Inc. 401(k) Plan; and RISCO Profit Sharing and Savings Plan.

Effective October 31, 2002, the Comstock Net Services, Inc. 401(k) Plan was merged into the Plan.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

On March 20, 2000, the Company completed its acquisition of Chicago Title and Trust Company and its subsidiaries (CTT). CTT had numerous defined contribution employee benefit plans, which were approved by the board of directors of Fidelity National Financial, Inc. to be merged into the Fidelity National Financial, Inc. 401(k) Profit Sharing Plan throughout 2001. The accompanying statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $404,820,581. The following presents the effective dates and plan name of each of the merged plans:

Effective January 1, 2001, the following plans merged into the Plan: Chicago Title & Trust Company Savings and Profit Sharing Plan; United Title of Nevada, Inc. 401(k) Profit Sharing Plan; and Security Title Agency 401(k) Savings Plan.

Effective February 1, 2001, the following plans merged into the Plan: Executive Title Agency Corporation 401(k) Profit Sharing Plan; Market Intelligence, Inc. 401(k) Plan; Northwest Title Agency of Ohio & Michigan, Inc./NWORSCO 401(k) Plan; Chicago Title Flood Services, Inc. Employees 401(k) Plan; Island Title Company Retirement Plan; Fuentes & Kreisher, P.A. 401(k) Plan; and Chicago Title of Colorado, Inc. Employees 401(k) Plan and Trust.

Effective March 1, 2001, the following plans merged into the Plan: Fidelity National (formerly Chicago Title) Field Services, Inc. Profit Sharing Plan; Chicago Home Warranty, Inc. Profit Sharing Plan; and Credit Data of Hudson Valley, Inc. Profit Sharing and Asset Accumulation Plan.

Effective April 1, 2001, the following plans were merged into the Plan: The Title Office, Inc. 401(k) Profit Sharing Plan; Real Estate Index, Inc. 401(k) Profit Sharing Plan; La Salle County Title Company, L.L.C. Profit Sharing 401(k) Plan; and Title Associates, L.L.C. 401(k) Plan.

Effective May 1, 2001, the Greater Illinois Title Company 401(k) Plan was merged into this Plan.

Effective June 1, 2001, the IDM Corporation 401(k) Plan was merged into this Plan.

(d)	Contributions

Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common collective trust funds, 14 mutual funds, and three common stock funds as investment options for participants. With the exception of American National Financial, Inc. (ANFI), the Company makes matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation. ANFI does not provide for employer contributions. During the Plan year 2002, a total of $446,231 of employer matching contributions were made in the form of common stock of Fidelity National Information Solutions, Inc. (24,368 shares during 2002) and recorded at average market value in the pay periods for which the contributions were made. Discretionary employer contributions may be made at the option of the Company’s board of directors. No discretionary employer contributions were made during the Plan years ended December 31, 2002 and 2001. All employer contributions are participant directed. Contributions are subject to certain limitations.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution and an allocation of Plan earnings and charged with an allocation of Plan losses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service as follows:

Vested
Number of years of service	percentage

Less than 1 year	—%
1 year	34
2 years	67
3 years or more	100

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%. Interest rates range from 5.25% to 11.50% on loans outstanding as of December 31, 2002. Principal and interest is paid ratably through payroll deductions.

(h)	Payment of Benefits

On termination of service, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(i)	Forfeited Accounts

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $459,042 and $248,563, respectively. Forfeitures may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan sponsor or reduce future employer contributions. During the Plan year 2002, there were forfeitures of nonvested accounts of $210,479, exclusive of a total of $1,388,796 of forfeitures identified during the Plan merger process that were used to reduce employer contributions. There were no forfeited amounts used during the Plan year 2001.

(j)	Administrative Expenses

Administrative expenses of the Plan that are not paid by the Company are paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The Plan provides for various investment options in common/collective trust funds, mutual funds, and common stocks. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(d)	Concentration of Investments

Included in the Plan’s net assets available for benefits at December 31, 2002 are investments in employer common stock amounting to $81,503,721 whose value represents approximately 17% of the Plan’s net assets. Specifically, the employer common stock is comprised of the common stocks of Fidelity National Financial, Inc., American National Financial, Inc. and Fidelity National Information Solutions, Inc. totaling $77,350,220, $1,136,395, and $3,017,106, respectively.

Included in the Plan’s net assets available for benefits at December 31, 2001 are investments in the common stock of Fidelity National Financial, Inc. amounting to $39,278,427 whose value represents approximately 8% of the Plan’s net assets.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The investment in the S&P 500 Index Fund is valued at quoted market prices. The investment in the Stable Return Fund for EBT Retirement Plans is based on the underlying unit value reported by Wells Fargo Stable Return Fund for EBT. The common stocks of Fidelity National Financial, Inc., American National Financial, Inc., and Fidelity National Information Solutions, Inc. are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(f)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents the Plan’s investments as of December 31, 2002 and 2001 with individual investments that represent 5% or more of the Plan’s net assets separately identified:

	2002	2001

Wells Fargo Stable Return Fund	$124,191,549	41,822,098
Dreyfus Intermediate Term Income Fund	27,382,412	21,582,323	*
Fidelity National Financial, Inc. Common Stock	77,350,220	39,278,427
Chicago Trust Balanced Fund	47,993,176	63,327,368
Chicago Trust Growth & Income Fund	81,174,276	116,235,546
All other investments less than 5%	119,361,144	191,251,225

Total	$477,452,777	473,496,987

* This amount represents less than 5% of the Plan’s net assets at December 31, 2001.

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value, by investment type, as follows:

Common/collective trust funds	$3,932,266
Mutual funds	(58,210,846)
Employer common stock	22,251,042

$(32,027,538)

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $39,238,906 in aggregate.

(Continued)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(4)	Related Party Transactions

Certain Plan investments are shares of mutual funds and common collective trust funds managed by Wells Fargo Trust Operations (Wells Fargo). Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of the common stocks of the Company and its Affiliated and Related Companies, also parties in interest.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 15, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. The Company has requested, but not yet received, a determination letter for the amended and restated plan. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Subsequent Event

Effective January 1, 2003, the Micro General Corporation 401(k) and Profit Sharing Plan was merged into this Plan.

On March 26, 2003, the Company completed its merger with ANFI. In the merger, each share of ANFI common stock (other than ANFI common stock the Company already owned) was exchanged for .454 shares of the Company’s common stock.

Schedule

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower,
lessor, or similar party	Description of investment	Current value

	Common/collective trust funds:
*Wells Fargo Trust Operations	Wells Fargo S&P 500 Index Fund	$7,106,043
*Wells Fargo Trust Operations	Wells Fargo Stable Return Fund	124,191,549
	Mutual funds:
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	27,382,412
*Wells Fargo Trust Operations	Wells Fargo Outlook 2010 Fund Institutional Class	2,596,303
Chicago Capital Management, Inc.	Chicago Trust Balanced Fund	47,993,176
*Wells Fargo Trust Operations	Wells Fargo Outlook 2020 Fund Institutional Class	1,932,295
Janus Capital Management, LLC	Janus Advisor Balanced Fund	19,948,554
*Wells Fargo Trust Operations	Wells Fargo Outlook 2030 Fund Institutional Class	1,279,175
*Wells Fargo Trust Operations	Wells Fargo Outlook 2040 Fund Institutional Class	541,087
American Century Investment Services, Inc.	American Century Equity Growth Fund	13,117,345
Chicago Capital Management, Inc.	Chicago Trust Growth & Income Fund	81,174,276
MFS Investment Management	MFS Capital Opportunities Fund	5,417,623
MFS Investment Management	MFS Massachusetts Investors Growth Fund	14,210,228
American Century Investment Services, Inc.	American Century International Growth Fund	11,584,126
Veredus Asset Management LLC	Veredus Aggressive Growth Fund	15,502,123
Van Kampen Investments	Van Kampen Comstock Fund	2,907,998
	Common stocks:
*Fidelity National Financial, Inc.	Fidelity National Financial, Inc. Common Stock, 2,291,242 shares	77,350,220
*American National Financial, Inc.	American National Financial, Inc. Common Stock, 73,287 shares	1,136,395
*Fidelity National Information Solutions, Inc.	Fidelity National Information Solutions, Inc. Common Stock, 164,204 shares	3,017,106
	Participant loans:
*Participant loans	Participant loans, various maturities, interest rates 5.25% – 11.50%, balances collateralized by participant account	19,064,743

		$477,452,777

* Party in interest.

See accompanying independent auditors’ report.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Fidelity National Financial Group
401(k) Profit Sharing Plan

Date: June 27, 2003	/S/Edward J. Dewey

EDWARD J. DEWEY
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG, LLP